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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                      POLICY MANAGEMENT SYSTEMS CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            PATRIOT ACQUISITION CORP.
                          COMPUTER SCIENCES CORPORATION
                       (NAME OF FILING PERSONS (OFFEROR))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   731108-10-6
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              HAYWARD D. FISK, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          COMPUTER SCIENCES CORPORATION
                             2100 EAST GRAND AVENUE
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 615-0311

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                              RONALD S. BEARD, ESQ.
                          GIBSON, DUNN & CRUTCHER, LLP
                                  4 PARK PLAZA
                            IRVINE, CALIFORNIA 92614
                                 (949) 451-3800

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
    $584,871,904                                                 $116,974.38

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Policy Management Systems Corporation, a South Carolina corporation (the "Company"), at a price per Share of $16.00 in cash. As of June 26, 2000, based on information provided by the Company, there were (i) 35,585,905 Shares outstanding and (ii) approximately 968,589 options to purchase Shares that are expected to be outstanding prior to the Effective Time of the Merger (as defined herein), with the exercise price of which is less than $16.00. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the Shares proposed to be acquired.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [X]

Amount Previously Paid:      $116,974.38     Filing Party:   Computer Sciences Corporation
Form or Registration No.:    Schedule TO     Date Filed:     June 28, 2000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ]

Check the appropriate boxes to designate any transactions to which this statement relates:

[X]   third party tender offer subject to     [ ] going-private transaction subject to
      Rule 14d-1                                  Rule 13e-3
[ ]   issuer tender offer subject to          [ ] amendment to Schedule 13D under
      Rule 13e-4                                  Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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     Computer Sciences Corporation ("Parent") and Patriot Acquisition Corp.
("Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed on June 28, 2000 (the "Schedule TO") and subsequently amended on July 13, 2000, with respect to Purchaser's Offer to Purchase all of the outstanding Shares of common stock, par value $0.01 per share, of Policy Management Systems Corporation (the "Company"). Capitalized terms used, but not defined, herein have the respective meanings assigned to such terms in the Schedule TO and the Offer to Purchase dated June 28, 2000 filed as Exhibit (a)(1)(i).

ITEM 4. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

     The Company amended its Schedule 14D-9 on July 19, 2000 to disclose that the Company was informed by Company B that it will not be submitting a proposal to acquire the Company at this time.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

     Between March 31, 2000 and May 5, 2000, four purported class action lawsuits were filed against the Company and its directors in the Court of Common Pleas in Richland County, South Carolina (the "Court") on behalf of all stockholders of the Company. The complaints alleged that the consideration to be paid pursuant to the WCAS merger agreement was unfair and grossly inadequate because the Company's directors failed to conduct a "market check" and because the Shares consistently traded above $14 per share and the market price for the Shares was only temporarily depressed due to recent disappointing financial results. The complaints also alleged that the Company's directors had a substantial conflict of interest to the extent they would continue their employment with the Company after the merger with WCAS. The complaints sought an injunction directing the Company's directors to ensure that no conflicts exist that would prevent the defendants from exercising their fiduciary obligation to maximize stockholder value, and an injunction preventing consummation of the WCAS merger unless the Company implemented a process, such as an auction, to obtain the highest price for the Company, together with an award of costs and attorneys' fees. These four lawsuits were subsequently consolidated by the Court.

     On July 24, 2000, an amended consolidated complaint, entitled In Re Policy Management Systems Corporation Shareholders Litigation, was filed with the Court naming Parent and Purchaser as defendants (the "CSC Defendants") together with the Company and its directors (Civil Action No. 00-40-CP-1289). The amended complaint alleges that the Company's directors breached their fiduciary duties by: (i) failing to ascertain the true value of the Company through a bidding process or market check; (ii) entering into merger agreements with unreasonable termination fees; and (iii) failing to disclose material information in the Company's tender offer materials. The amended complaint also alleges that the CSC Defendants have aided and abetted the alleged violations of fiduciary duty. The amended complaint requests the Court to, among other things: (i) declare that the action is a proper class action; (ii) enjoin the payment of a termination fee by the Company to WCAS; (ii) enjoin consummation of the Offer;
(iii) strike the termination fee provisions in the Merger Agreement; and (iv) award costs and disbursements, including attorneys' and experts' fees.

     Parent and Purchaser intend to defend the claims vigorously.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              PATRIOT ACQUISITION CORP.

                                              By: /s/ HAYWARD D. FISK
                                                  ------------------------------
                                              Name: Hayward D. Fisk
                                              Title: Vice President and
                                                     Secretary

                                              COMPUTER SCIENCES CORPORATION

                                              By: /s/ LEON J. LEVEL
                                                  ------------------------------
                                              Name: Leon J. Level
                                              Title: Vice President and
                                                     Chief Financial Officer

Dated: July 26, 2000


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                                  EXHIBIT INDEX

(a)(1)(i)         Offer to Purchase, dated June 28, 2000.*

(a)(1)(ii)        Letter of Transmittal, dated June 28, 2000.*

(a)(1)(iii)       Notice of Guaranteed Delivery, dated June 28, 2000.*

(a)(2)            Not applicable.

(a)(3)            Not applicable.

(a)(4)            Not applicable.

(a)(5)(i) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 28, 2000.*

(a)(5)(ii)        Letter to Clients, dated June 28, 2000.*

(a)(5)(iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(iv)        Press release issued by Parent on June 20, 2000.**

(a)(5)(v)         Press release issued by Parent on June 27, 2000.***

(a)(5)(vi) Summary Advertisement as published in the Wall Street Journal on June 28, 2000.*

(a)(5)(vii)       Press Release issued by Parent on July 12, 2000.*

(b)               None.

(c)               Not required.

(d)(1) Merger Agreement, dated as of June 20, 2000, by and among Parent, Purchaser and the Company.*

(d)(2) Letter Agreement, dated as of June 26, 2000, by and between Parent and the Company.*

(d)(3) Confidentiality Agreement, dated as of August 19, 1997, and amendments dated March 31, 2000, and May 25, 2000, by and between Parent and the Company.*

(d)(4) Promissory Note, dated June 20, 2000, in aggregate principal amount of $19 million by the Company in favor of Parent.*

(d)(5) Subordination Agreement, dated as of June 20, 2000, by and among Parent, Bank of America, N.A., as agent, and the Company.*

(e)               Not required.

(f)               Not required.

(g)               Not applicable.

(h)               Not applicable.

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*        Previously filed as an exhibit to the Schedule TO.
**       Incorporated by reference to the Schedule TO-C filed on June 20, 2000.
***      Incorporated by reference to the Schedule TO-C filed on June 27, 2000.